FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2006

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

“ This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333-6632) of National Australia Bank Limited and to be part thereof from the date on which this Report, is filed, to the extent not superseded by documents or reports subsequently filed or furnished.”

Group Corporate Affairs 500 Bourke Street, Melbourne Victoria 3000 Australia www.nabgroup.com ABN 12 004 044 937

ASX Announcement

Wednesday, 13 December 2006

NAB completes foreign exchange options trading remedial action program

National Australia Bank (NAB) today announced the Australian Prudential Regulation Authority (APRA) has closed the remaining remedial actions associated with the foreign exchange options trading issue.

Following the completion of the remedial action program, APRA has approved NAB’s return to the use of the internal model for the calculation of the market risk component of risk weighted assets, from 1 January 2007.

APRA has also removed the regulatory requirement to maintain a capital target of 10%, effective immediately. However, this will have no impact on NAB’s capital planning for this financial year, which had assumed a return to the internal model during the first half of 2006/07.

As indicated in the recent 2006 Profit Announcement, had the internal model applied at 30 September 2006, then on a pro-forma basis the effect would be to reduce previously advised risk weighted assets by approximately $9.9 billion.

National Australia Bank Group Chief Executive Officer, John Stewart, welcomed the closure of the program and thanked APRA for the professional and constructive way in which the program had been undertaken.

“Today’s outcome is very pleasing, but we recognise that there is more work to be done as part of a continuous improvement program to ensure our risk management framework continues to strengthen. Everyone at the National Australia Bank is looking forward to continuing to develop a business that is well regarded by all our stakeholders and creates sustainable satisfactory returns for shareholders.

“Together with the positive assurance from our independent auditors over internal controls that we received as part of our annual financial close, and as published in the annual financial report on 1 December 2006, this marks a major step forward for the organisation, “Mr Stewart said.

For further information:

Felicity Glennie-Holmes Senior Manager, External Relations T 03 8641 3627 M 0412 673 038	Hany Messieh Head of Investor Relations T 03 8641 2312 M 0414 446 876

Kim Lovely External Relations Manager T 03 8641 4982 M 0406 035 243	Lyndal Kennedy, Manager, Investor Relations T 03 8641 0011 M 0400 983 038

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

	Signature:	/s/ Brendan T Case
Date: • 13 December 2006	Name: Brendan T Case
Title: Associate Company Secretary